FIRST AMENDMENT TO THE PREFERRED STOCK RIGHTS AGREEMENT

THIS FIRST AMENDMENT TO THE PREFERRED STOCK RIGHTS AGREEMENT (this "Amendment"), is dated as of July 9, 2008 (the "Amendment Date"), between Centillium Communications, Inc., a Delaware corporation (the "Company"), and Mellon Investor Services LLC (the "Rights Agent").

WHEREAS, the Company and the Rights Agent are parties to a Preferred Stock Rights Agreement, dated as of December 30, 2002 (the "Company Rights Plan"); and

WHEREAS, pursuant to Section 27 of the Company Rights Plan, the Company and the Rights Agent desire to amend the Company Rights Plan as set forth below;

NOW, THEREFORE, the Company Rights Plan is hereby amended as follows:

1.   <u>Amendment of Section 1</u>.

Section 1 of the Company Rights Plan is amended by adding thereto a new definition immediately after the definition of "Final Expiration Date" and immediately before the definition of "Nasdaq," which new definition shall read as follows:

> "'Merger Agreement' shall mean the Agreement and Plan of Merger, dated as of July 9, 2008, among TranSwitch Corporation, a Delaware corporation, two wholly owned subsidiaries of TranSwitch Corporation, and the Company, as the same may be amended from time to time."

Section 1(q) of the Company Rights Plan is amended by amending the definition of "Expiration Date" by deleting the phrase which begins with the word "or" immediately preceding clause (iii) thereof and ends with the "." at the end of Section 1(q) and replacing it with the phrase:

> "(iii) the time at which the Company's Board of Directors orders the exchange of the Rights as provided in Section 24 hereof, or (iv) immediately prior to the Effective Time (as defined in the Merger Agreement) (the "Effective Time"). The Company shall give the Rights Agent reasonable advance written notice of the Effective Time, provided, however, that if the Company is the surviving corporation under the Merger Agreement, the Company shall give the Rights Agent prompt written notice of the Effective Time."

2.   <u>Amendment of Section 26</u>.

The addresses of the Company and its counsel in Section 26 of the Company Rights Plan are amended to read as follows:

Centillium Communications, Inc.
255 Fourier Avenue
Fremont, CA 94538
Attention: Daniel M. Jochnowitz, General Counsel
Fax: 510-771-3500

With a copy to (which shall not constitute notice):

Pillsbury Winthrop Shaw Pittman LLP
50 Fremont Street
San Francisco, CA 94105
Attention: David Lamarre
Fax: 415-983-1200

3.   Addition of New Section 35.

The Company Rights Plan is amended by adding a Section 35 immediately after Section 34 which shall read as follows:

"Section 35. Exception for Merger Agreement. Notwithstanding any provision of this Agreement to the contrary, (i) no Distribution Date, Shares Acquisition Date or Triggering Event shall be deemed to have occurred, (ii) none of Parent, Merger Sub 1 or Merger Sub 2 (each as defined in the Merger Agreement), nor any of their Subsidiaries, Affiliates or Associates (collectively, the "Acquisition Group"), shall be deemed to have become an Acquiring Person, and (iii) no holder of Rights shall be entitled to exercise such Rights under, or be entitled to any rights, benefits, remedies or claims pursuant to, any of Sections 3, 7, 11 or 13, or any other provision of this Agreement, in each case solely by reason of (a) the approval, execution, delivery and performance of the Merger Agreement, (b) consummation of the Merger as contemplated by the Merger Agreement and in accordance with the provisions of the Merger Agreement, or (c) the announcement of any of foregoing; *provided* that in the event that one or more members of the Acquisition Group collectively become the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding in any manner other than as set forth in the Merger Agreement, the provisions of this Section 35 (other than this proviso) shall terminate."

4.   Effectiveness.

This Amendment shall be deemed effective as of the Amendment Date as if executed by both parties hereto on such date. Except as amended hereby, the Company Rights Plan shall remain in full force and effect and shall be otherwise unaffected hereby. Without limiting the foregoing, the Rights Agent shall not be subject to, nor require to interpret or comply with, or determine if any Person has complied with, the Merger Agreement, even though reference thereto may be made in this Amendment and the Company Rights Plan.

5. <u>Termination of Merger Agreement.</u>

If for any reason the Merger Agreement is terminated, then this Amendment shall be of no further force and effect and the Agreement shall remain the same as it existed immediately prior to execution of this Amendment; *provided, however*, that notwithstanding any termination of the Merger Agreement, Section 2 hereof shall remain in full force and effect.

6. <u>Miscellaneous</u>.

This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state, except that all provisions regarding the rights, duties, obligations and immunities of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such state. This Amendment may be executed in any number of counterparts, each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, illegal, or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date set forth above.

CENTILLIUM COMMUNICATIONS, INC.

By: /s/ Faraj Aalaei
        Name: Faraj Aalaei
        Title: Chief Executive Officer

MELLON INVESTOR SERVICES LLC,
as Rights Agent

By: /s/ Joshua P. McGinn
        Name: Joshua P. McGinn
        Title: Senior Relationship Manager